FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of February 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





February 21, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group







For Immediate Release

Contact in TDK:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

Contact in Tabuchi Electric :
Masao Sasano
Tabuchi Electric Co., Ltd.
Corporate Director and Joint General Manager, Group Headquarters
Tel: (81)-6-4807-3500


        TDK and Tabuchi Electric Agree to Equity-based Business Alliance

TOKYO & OSAKA JAPAN, February 21, 2007,--TDK Corporation (TDK) and Tabuchi Electric Co., Ltd. (Tabuchi Electric) have announced that their respective boards of directors today passed resolutions to conclude a Memorandum of Understanding (MOU) regarding an equity-based business alliance to strengthen their cooperative relationship in the two companies' businesses. Based on this agreement, Tabuchi Electric will issue new shares to TDK via a private placement.

1. Background and Aim of the Equity-based Business Alliance

(1)Background
The digital home appliances field is an important market for the evolution and expansion of the world electronics industry. It is a field that is advancing on a daily basis in terms of both size and technological developments. In this context, power supplies are increasingly under the spotlight as key devices for digital home appliances, enhancing the value of finished products from such perspectives as helping save energy, conserving resources, and protecting the environment. While this market is expected to expand going forward, the business environment is also expected to become increasingly challenging in regards to the development of new products and the need to reduce costs.

(2)Aim of the Alliance
The TDK Group is a leading company in passive components such as magnetic products, including ferrite cores which are key components of power supplies, ceramic capacitors and EMC (Electromagnetic Compatibility) components, and the top manufacturer of power supplies for industrial equipment. Meanwhile, Tabuchi Electric is one of the industry's leading suppliers of custom power supplies for consumer electronics, excelling in high-voltage, high-frequency transformer technology. Through a technology-centered business alliance, both companies believe that they can increase their corporate value and be better able to supply customers with value-added products on a timely basis.

2. Outline of the Alliance

The two companies will:
(1)cooperate in design, development, production and materials procurement to promote both companies' businesses in the field of custom power supplies for consumer electronics,
(2)make effective use of each other's products as well as exchange information regarding materials and purchasing, and
(3)conduct regular technology exchanges in the field of power supply-related components to effectively utilize the results of each other's research for the commercialization of products and other ends.

3. Details of the Equity-based Alliance (Issue of New Shares Via Private Placement)

(1) No. of new shares to be issued: 5,000,000 shares of common stock
(2) Issue price: JPY162 per share
(3) Total purchase price: JPY810,000,000
(4) Amount to be included in common stock: JPY81 per share
(5) Application date: March 7, 2007 (Wednesday)
(6) Payment date: March 8, 2007 (Thursday)
(7) Share certificate issue date: March 8, 2007 (Thursday)
(8) Allottee and number of shares: TDK Corporation (5,000,000 shares)


4. Profiles of the Two Companies

TDK Corporation
(1) Main businesses: Manufacture and sales of electronic materials and components and recording media products
(2) Head office: 1-13-1, Nihonbashi, Chuo-ku, Tokyo
(3) Representative: Takehiro Kamigama, President and COO
(4) Common stock: JPY32,641,976 thousand
(5) No. of employees: 53,975 (Consolidated, as of September 30, 2006)

Tabuchi Electric Co., Ltd.
(1) Main businesses: Manufacture and sales of power supply units, transformers, inverters and other products
(2) Head office: 4-2-21, Miyahara, Yodogawa-ku, Osaka-shi, Osaka
(3) Representative: Toshihiro Kaihoshi, President
(4) Common stock: JPY2,790,816 thousand
(5) No. of employees: 4,240 (Consolidated, as of September 30, 2006)

5. Impact on Both Companies' Operating Results

The impact on the consolidated net sales and consolidated net income of both companies after the conclusion of this MOU will be negligible.


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